WILLIAMS LAW GROUP, P.A.
                              2503 W. Gardner Ct.
                                 Tampa FL 33611
                              Phone: 813-831-9348
                               Fax: 813-832-5284
                         e-mail: wmslaw@tampabay.rr.com

February 3, 2006

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

      Re:   Stock Market Solutions, Inc.
            Schedule 14A/Amendment 5

Dear Ms. Mills-Apenteng:

We have enclosed the above Amendment.

Responses to comment letter dated January 31, 2006 are as follows:

General
-------

      1. Please update the financial statements in accordance with Item 310(g) of Regulation S-B.

      We anticipate that the definitive Schedule 14A will be mailed to the shareholders before the financial statements require updating.

Summary Term Sheet, page 4
--------------------------

      2. We note changes to the summary term sheet. Our prior comment no. 2 advised you to expand the summary term sheet to include additional information such as provided in our examples. It appears, however, that you deleted the information concerning the consequences of the merger which you had initially included. The information deleted relate to material issues such as the change of control, the percentage of shares to be held by the TXP shareholders, the change in management, the reference to the new majority shareholder, the name change and the amount of shares to be held by the existing shareholders of SMS. To the extent that these items are not highlighted in the revised summary term sheet, you should revise to include a comprehensive summary term sheet to briefly address all of these material issues.

      We have amended the Proxy Statement to respond to your comments.

      Reverse Stock Split, page 12
      ----------------------------

      3. Please see prior comment 5. We note your response that the table was revised; however, it appears that the duplicative information regarding the total current issue and outstanding shares of SMS was not corrected.

      We have deleted duplicative information regarding the total current issued and outstanding shares of SMS.

      4. Please see prior comment 12. We note your statement on page 13 that "[a]fter the merger, the combined company expects to increase its authorized shares of common stock." To the extent the amount of the increase in authorized shares is known at any time prior to filing in definitive form, that amount should be disclosed in the proxy statement.

      We have amended the Proxy Statement to disclose the increase in authorized shares to 500 million.

      5. Please see prior comment 14. We did not find the amended disclosure you referenced in your response regarding the current status of Cornell Capital's ownership of TXP common stock. Please advise.

      Cornell Capital does not own any TXP stock. We deleted any statements to this effect in the January 11, 2006 amendment to this Proxy Statement.

Risk factors for the combined company after the merger, page 31
---------------------------------------------------------------

TXP may not have access to the Standby Equity Distribution Agreement, page 33
-----------------------------------------------------------------------------

      6. We note the risk factor you have added in response to prior comments nos. 15 and 16. Please revise the subheading to state more specifically what the consequences to the company of not having access, or timely access, to the SEDA are. To the extent you are relying on the $15 million SEDA arrangement to meet your short term obligations, this should be discussed in clear terms both here and in the liquidity discussion. That is, if you are unable to meet your 12-month obligations without access to the SEDA financing, the disclosure should be revised to give prominent disclosure to this fact.

      We are not relying upon the $15 million SEDA to meet our short-term obligations. Accordingly, we have not made any change to the risk factor suggested in your comment.

      7. Please see our prior comment 22. Of the $231,200 in SMS liabilities at December 31, 2005, please specify how much of that amount is comprised of unpaid compensation due to Mr. Smitten. Further, please clarify your reference to the fair value of the option liability estimated at $245,000. How does this impact your ability to meet the liability conditions?

      We have amended the Proxy Statement to respond to your comments.

Management's Discussion and Analysis, page 39
---------------------------------------------

Liquidity and Capital Resources, page 51
----------------------------------------

      8. You state that management believes that "the financing arrangements in place are sufficient to satisfy TXP's cash requirements for the next twelve months." Does this statement take into consideration our position vis-a-vis your inability to register the both the SEDA and the convertible debentures? Please revise the disclosure to specifically discuss the impact of the possible unavailability of the SEDA on your ability to meet your financial obligations for the next twelve months. To the extent you are unable to meet those requirements, specify the number of months your available resources will permit you to meet those obligations.

      Please see our response to comment 6.

Texas Prototypes, Inc. Financial Statements for the years ended December 31, 2004 and 2003
-----------------------------------------------------------------------------

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Revenue Recognition, page A-7
-----------------------------

      9. We note your response to prior comment No. 4. The revised revenue recognition policy for material supply management services indicates that revenue is recognized when the products have been received and inventoried. As previously requested, tell us how you considered the guidance in SAB Topic 13(3)(a). Your response should address each of the criteria set forth in order to recognize revenue when delivery has not occurred.

      TXP has revised the section "Revenue Recognition" to recognize revenue on turnkey solutions after both services have been performed and the product has been shipped. There were no changes for the years 2003 and 2004. In 2005 TXP had some year-to-date and quarterly changes. TXP made all entries pursuant to SAB Topic 13(3)(a). TXP's MD&A has been updated to reflect these changes.

Thank you for your consideration.


                                         Sincerely,

                                         Michael T. Williams, Esq.